                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    -----------------------------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                   -------------------------------------------

                             Galileo Technology Ltd.
                                (NAME OF ISSUER)

               Ordinary Shares, 0.01 New Israeli Shekels par value
                         (TITLE OF CLASS OF SECURITIES)

                                    M47298100
                                 (CUSIP NUMBER)

                                 Matthew Gloss,
                           Marvell Semiconductor, Inc.
                                645 Almanor Ave.,
                               Sunnyvale, CA 94086
                                 (408) 222-2500
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                October 16, 2000
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original, and five copies of the schedule, including all exhibits, should be filed with the Commission. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                         (Continued on following pages)

                              (Page 1 of 11 Pages)


================================================================================

-------------------                                           ------------------
CUSIP No. M47298100                    13D                    Page 2 of 11 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
   (1)     Name of Reporting Persons:  Marvell Technology Group Ltd.
           I.R.S. Identification Nos. of above persons (entities only):
           77-0481679.
--------------------------------------------------------------------------------
   (2)     Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)    [ ]
           (b)    [ ]
--------------------------------------------------------------------------------
   (3)     SEC Use Only:

--------------------------------------------------------------------------------
   (4)     Source of Funds (See Instructions):
                                                      WC and/or OO
--------------------------------------------------------------------------------
   (5)     Check Box if Disclosure of Legal Proceedings is Required Pursuant:
                                                   to Items 2(d) or 2(e)     [ ]
--------------------------------------------------------------------------------
   (6)     Citizenship or Place of Organization:
                                                      Bermuda
--------------------------------------------------------------------------------
   NUMBER OF SHARES            (7)     Sole Voting
   BENEFICIALLY OWNED                  Power                  5,371,720*
   BY EACH REPORTING           -------------------------------------------------
   PERSON WITH                 (8)     Shared Voting
                                       Power                  N/A
                               -------------------------------------------------
                               (9)     Sole Dispositive
                                       Power                  5,371,720*
                               -------------------------------------------------
                               (10)    Shared Dispositive
                                       Power                  N/A
--------------------------------------------------------------------------------
   (11)    Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                              5,371,720*
--------------------------------------------------------------------------------
   (12)    Check Box if the Aggregate Amount in Row (11) Excludes Certain
           Shares (See Instructions):  [ ]

--------------------------------------------------------------------------------
   (13) Percent of Class Represented by Amount in Row (11):
                                                              12.5%
--------------------------------------------------------------------------------
   (14)    Type of Reporting Person (See Instructions):
                                                      CO
--------------------------------------------------------------------------------

* Or such other number of ordinary shares of the Issuer as equals 12.5% of the outstanding Issuer ordinary shares immediately prior to the time of exercise.

-------------------                                           ------------------
CUSIP No. M47298100                    13D                    Page 3 of 11 Pages
-------------------                                           ------------------

ITEM 1.       SECURITY AND ISSUER

              This Statement on Schedule 13D (the "Statement") relates to ordinary shares, par value 0.01 New Israeli Shekels per share ("Issuer Shares"), of Galileo Technology Ltd., an Israeli corporation (the "Issuer").

              The address of the Issuer's principal executive offices is Moshav Manof, D.N. Misgaf 20184, Israel.

              Responses to each item of this Statement are qualified in their entirety by the provisions of the Exhibits hereto.

ITEM 2.       IDENTITY AND BACKGROUND

              Name of Reporting Person: Marvell Technology Group Ltd.
              ("Marvell")

              Place of Organization: Bermuda

              Principal Business: Design of integrated circuits for mixed-signal and digital-signal processing for the high-speed, high-density, digital data storage and broadband digital data networking markets.

              Address of Principal Business and Office: Address in Bermuda: at Richmond House, 3rd Floor, #12 Par la Ville Road, Hamilton, HM DX Bermuda. The address of Marvell's wholly-owned United States subsidiary is Marvell Semiconductor, Inc., 645 Alamanor Avenue, Sunnyvale, California 94086.

              (d) and (e). During the last five years, Marvell has not (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

              Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of Marvell. All such individuals are U.S. citizens, except as otherwise indicated on Appendix A.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              The Issuer Shares reported on this Statement may be purchased by Marvell upon the exercise of an option granted pursuant to the provisions of a Stock Option Agreement entered into on October 16, 2000, between Marvell and the Issuer (the "Option Agreement"), a copy of which is attached hereto as Exhibit 1 and is hereby expressly incorporated herein by reference. The Option Agreement provides that Marvell may purchase 5,371,720 Issuer Shares (or such other number of Issuer Shares as equals 12.5% of the outstanding Issuer Shares immediately prior to the time of exercise), at an exercise price of $55.10 per Issuer Share, subject to adjustment under certain conditions (the "Option Shares"). Although no final decision has been made by Marvell, in the event of exercise of the option, Marvell expects to effect the purchase of the Option Shares from a combination of its working capital and/or the proceeds of debt issued by Marvell.

ITEM 4.       PURPOSE OF TRANSACTION

              On October 16, 2000, Marvell, the Issuer, and Toshack Acquisitions Ltd., an Israeli corporation and wholly-owned subsidiary of Marvell ("Acquisition"), entered into a Merger Agreement, a copy of which is attached hereto as Exhibit 2 and is hereby expressly incorporated herein by reference (the "Merger Agreement"). Pursuant to the Merger Agreement, Acquisition will be merged into the Issuer (upon satisfaction or waiver of certain conditions), the Issuer will be the surviving corporation and a wholly-owned subsidiary of Marvell, and the shareholders of the Issuer will receive 0.674 shares of Marvell common stock for each Issuer Share (the "Merger"). Concurrently with the execution and delivery of the Merger Agreement, and as an inducement for Marvell to enter into the Merger Agreement, the Issuer and Marvell entered into the Option Agreement.

              The option becomes exercisable by Marvell on or after the time immediately prior to the termination of the Merger Agreement caused by the following events, as a result of which the Issuer could become obligated to pay the fee specified in the Merger
              Agreement:

                     (a) the Issuer's board receiving a Superior Proposal (as
              defined in the Merger Agreement) and the Issuer paying the liquidated damages set forth in the Merger Agreement to terminate the agreement;

                     (b) the Issuer's board recommending a Superior Proposal to the Issuer's shareholders;

                     (c) the Issuer's shareholders failing to approve the Merger
              Agreement by the requisite vote at a meeting held for such purpose;

                     (d) (i) any of the Issuer's representations or warranties
              becoming untrue such that the condition that the Issuer's representations and warranties be true and correct cannot be satisfied by March 31, 2001, or a breach by the Issuer of any of its representations or warranties set forth in the Merger Agreement, each arising out of a willful breach of a representation or warranty, or (ii) a material breach by the Issuer of any of its covenants or agreements set forth in the Merger Agreement arising out of an action by the Issuer or failure to take an action by the Issuer which results in a breach of a covenant by the Issuer if the breach is not cured within five business days after notice; or

                     (e) the Issuer's board withdrawing its approval or
              recommendation of the Merger Agreement or ceasing to use its reasonable best efforts to convene a shareholders' meeting to approve the Merger Agreement.

              The option granted pursuant to the Option Agreement will expire upon the earlier of (x) the Effective Time (as defined in the Merger Agreement), (y) the termination of the Merger Agreement in accordance with its terms, other than as a result of the occurrence of any event described in clauses (a) through (e) (each a "Triggering Event"), and (z) the day that is the six (6) month anniversary of the date on which the Merger Agreement is terminated in accordance with its terms as a result of the occurrence of a Triggering Event.

              This summary of the Option Agreement and Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreements, attached hereto as Exhibits 1 and 2.

              The Option Agreement is intended to increase the likelihood that the transactions contemplated by the Merger Agreement will be consummated in accordance with its terms, and may discourage persons from proposing a competing offer to acquire the Issuer or its shares. The existence of the Option Agreement could significantly increase the cost to a potential acquirer of acquiring the Issuer, compared to such cost had the Issuer not entered into the Option Agreement.

              Upon consummation of the transactions contemplated by the Merger Agreement, the Issuer Shares will cease to be quoted on the Nasdaq National Market System, and they will become eligible for termination of registration pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

              The information contained in Item 4 is incorporated herein by this reference.

              (a) Marvell has an option to purchase 5,371,720 Issuer Shares (or such other number of Issuer Shares as equals 12.5% of the outstanding Issuer Shares immediately prior to the time of exercise).

                     Except as set forth in this Statement and Appendix A, to the knowledge of Marvell, none of the persons listed in Appendix A beneficially owns any of the Issuer Shares.

              (b) Assuming exercise of the option, subject to the Issuer's right, under certain conditions, to purchase the Option Shares, Marvell will have sole dispositive and voting power over all of the shares it elects to purchase under the Option Agreement.

              (c) There have been no transactions in the Issuer Shares by Marvell during the past 60 days. Except as set forth in this Statement and Appendix A, to the knowledge of Marvell, none of the persons listed in Appendix A has effected any transactions in the Issuer Shares in the past 60 days.

              (d) Subject to the Issuer's right, under certain conditions, to purchase the Option Shares, and subject to the limitation on Marvell's Total Profit (as defined in the Option Agreement), no other person, including the persons listed in Appendix A, has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, securities covered by this Statement.

              (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

              Pursuant to the Option Agreement, (i) Marvell has certain registration rights with respect to shares purchased upon exercise of the option pursuant to the Option Agreement, (ii) Marvell has the option to elect a cash payment, under specified conditions, from the Issuer in lieu of exercising its option, and (iii) the Issuer has the right, under certain conditions, to purchase from Marvell the Option Shares acquired upon exercise of the option.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

              Exhibit 1. Stock Option Agreement, dated as of October 16, 2000, by and between Marvell Technology Group Ltd. and Galileo Technology Ltd., incorporated by reference to Marvell's filing on October 20, 2000 pursuant to Rule 425 promulgated under the Securities Act of 1933, as amended.

              Exhibit 2.     Agreement of Merger, dated as of October 16,
                             2000, by and among Marvell Technology Group Ltd., Galileo Technology Ltd., and Toshack Acquisitions Ltd., incorporated by reference to Marvell's filing on October 20, 2000 pursuant to Rule 425 promulgated under the Securities Act of 1933, as amended.

-------------------                                           ------------------
CUSIP No. M47298100                    13D                    Page 7 of 11 Pages
-------------------                                           ------------------

                                    SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of October 24, 2000

                                            MARVELL TECHNOLOGY GROUP LTD.



                                            By: /s/ Weili Dai
                                               ---------------------------------
                                               Name:  Weili Dai
                                               Title: Executive Vice President

-------------------                                           ------------------
CUSIP No. M47298100                   13D                     Page 8 of 11 Pages
-------------------                                           ------------------

                                   Appendix A
                   DIRECTORS AND EXECUTIVE OFFICERS OF MARVELL

The following is a list of all directors and executive officers of Marvell and certain other information with respect to each such person. All such persons, with the exception of Herbert Chang, are United States citizens. To the knowledge of Marvell, no such person, during the last five years, has (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Name:  Dr. Sehat Sutardja

              Mr. Sehat Sutardja is President, Chief Executive Officer and Co-Chairman of the Board of Marvell. In addition, he is President, Chief Executive Officer and a director of Marvell Semiconductor, Inc. Mr. Sutardja's business address is Marvell Semiconductor, Inc., 645 Almanor Ave., Sunnyvale, CA 94086.

Name:  Weili Dai

              Ms. Dai is Executive Vice President and a director of Marvell. In addition, she is Executive Vice President and a director for Marvell Semiconductor, Inc. Ms. Dai's business address is Marvell Semiconductor, Inc., 645 Almanor Ave., Sunnyvale, CA 94086.

Name:  Dr. Pantas Sutardja

              Mr. Pantas is Vice President and a director of Marvell. In addition, he is Chief Technology Officer and a director of Marvell Semiconductor, Inc. Mr. Sutardja's business address is Marvell Semiconductor, Inc., 645 Almanor Ave., Sunnyvale, CA 94086.

Name:  George Hervey

              Mr. Hervey is Vice President of Finance and Chief Financial Officer of Marvell. Mr. Hervey's business address is Marvell Semiconductor, Inc., 645 Almanor Ave., Sunnyvale, CA 94086. To the knowledge of Marvell, a description of all transactions effected by Mr. Hervey in the past 60 days and his beneficial ownership of shares of the Issuer are set forth on Attachment 1 to this Appendix A.

Name:  Diosdado P. Banatao

              Mr. Banatao is Co-Chairman of the Board of Marvell and a partner in Mayfield Fund, a venture capital fund. Mr. Banatao's business address is 635 Waverley Street, Palo Alto, California 94301.

Name:  Herbert Chang

              Mr. Chang is a director of Marvell and President of InveStar Capital, Inc., a technology venture capital management firm based in Taiwan. Mr. Chang's business address is 3600 Pruneridge Avenue, Santa Clara, California 95051. Mr. Chang is a citizen of Taiwan
              (ROC).

Name:  John M. Cioffi

              Mr. Cioffi is a director of Marvell and a professor of Electrical Engineering at Stanford University. Mr. Cioffi's business address is 1540 Oak Space Creek #304, Palo Alto, California 94304.

Name:  Paul R. Gray

              Mr. Gray is a director of Marvell and Dean of the College of Engineering at the University of California at Berkeley and Executive Vice Chancellor and Provost. Mr. Gray's residential address is 63 La Cruesta, Orinda, California 94536.

Name:  Ron Verdoorn

              Mr. Verdoorn is a director of Marvell and Executive Vice President of Manufacturing for Affymetrix, Inc., a company specializing in the development of technology for acquiring and managing complex genetic information for use in biomedical research, genomics and clinical diagnostics. Mr. Verdoorn's residential address is 18850 Bella Vina, Saratoga, California 95070.

-------------------                                          -------------------
CUSIP No. M47298100                    13D                   Page 10 of 11 Pages
-------------------                                          -------------------

                                  EXHIBIT INDEX

      EXHIBIT NO.         DESCRIPTION
      -----------         -----------
           1              Stock Option Agreement, dated as of October 16, 2000,
                          by and between Marvell Technology Group Ltd. and
                          Galileo Technology Ltd., incorporated by reference to
                          Marvell's filing on October 20, 2000 pursuant to Rule
                          425 promulgated under the Securities Act of 1933, as
                          amended.

           2 Agreement of Merger, dated as of October 16, 2000, by and among Marvell Technology Group Ltd., Galileo
                          Technology Ltd., and Toshack Acquisitions Ltd., incorporated by reference to Marvell's filing on October 20, 2000 pursuant to Rule 425 promulgated under the Securities Act of 1933, as amended.

-------------------                                          -------------------
CUSIP No. M47298100                   13D                    Page 11 of 11 Pages
-------------------                                          -------------------

                                  Attachment 1
                                       to
                                   Appendix A

Set forth below are exercises of options of the Issuer effected by Mr. George Hervey in the past 60 days. The options were granted to Mr. Hervey during the period Mr. Hervey was an officer of the Issuer from March 1997 to April 2000 and would have terminated 6 months after Mr. Hervey left his employment at the Issuer had they not been exercised. The shares of the Issuer purchased upon exercise of the options were sold on the date of exercise in broker transactions at market prices.

   DATE OF SALE          NO. SHARES            EXERCISE PRICE         SALE PRICE
   ------------          ----------            --------------         ----------
     8/28/00                 400                 $16.6875              $27.2500
     8/28/00               3,498                 $16.6875              $26.8750
     8/28/00               4,000                 $ 5.6250              $26.8750
      9/7/00               3,000                 $ 5.6250              $28.3125
      9/7/00               2,000                 $16.6875              $28.3125
     9/11/00              24,330                 $ 3.5000              $27.0000
     9/13/00               3,500                 $ 3.5000              $26.0000
     9/13/00               6,000                 $16.6875              $26.0000
     9/13/00              18,670                 $16.6875              $25.6875
     9/18/00              12,000                 $ 5.6250              $26.4375
                         -------
           Totals         77,398
                         =======

Mr. Hervey no longer holds any options to purchase shares of the Issuer.